Exhibit 99.1


B.O.S. - BETTER ON-LINE SOLUTIONS LTD.

B.O.S. BETTER ON-LINE SOLUTIONS LTD. ANNOUNCES FINANCIAL RESULTS OF OPERATIONS FOR THE THIRD QUARTER OF 2002

REVENUES FROM CONTINUING SEGMENT GREW BY 46% COMPARED TO THIRD QUARTER OF 2001


TERADYON, ISRAEL - November 26- B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ: BOSC, TASE:BOS) announced today its financial results for the third quarter ended September 30, 2002.

In the first quarter of 2002, the Company's Board of Directors and Management decided to discontinue the VAR segment of its wholly owned U.S. subsidiary, Pacific Information Systems, Inc. ("PacInfo"), a commercial VAR and e-commerce system solutions provider. Due to this decision, the current financial statements of the Company disclose the financial information related to the PacInfo VAR segment in accordance with accounting standards for "discontinued operations."

REVENUES FOR THE THIRD QUARTER OF 2002 WERE $2.145 MILLION COMPARED TO $2.640 MILLION FOR THE SECOND QUARTER OF 2002.

NET LOSS FOR THE THIRD QUARTER OF 2002 FROM CONTINUING SEGMENTS WAS $351,000 (OR $0.03 PER SHARE), COMPARED TO A NET PROFIT OF $227,000 (OR $0.02 PER SHARE) FOR THE SECOND QUARTER OF 2002. THE NET LOSS FOR THE QUARTER, INCLUDING THE DISCONTINUED SEGMENT, WAS $1.99 MILLION (OR $0.16 PER SHARE) COMPARED TO AN $89,000 LOSS (OR $0.01 PER SHARE) FOR THE SECOND QUARTER OF 2002.

TOTAL CASH AND INVESTMENTS WERE $8.8 MILLION AS OF SEPTEMBER 30, 2002.


ABOUT B.O.S. - BETTER ON-LINE SOLUTIONS LTD.

B.O.S.' ACTIVITIES INCLUDE THE CONTINUING BUSINESS OPERATIONS DESCRIBED BELOW:

BOSCOM, A WHOLLY OWNED SUBSIDIARY, DEVELOPS, PRODUCES AND MARKETS VALUE-ENHANCING COMMUNICATION AND NETWORKING PRODUCTS FOR ENTERPRISES. THE COMPANY'S IP TELEPHONY DIVISION PROVIDES INNOVATIVE, COMPLETE TELEPHONY SOLUTIONS THAT LEVERAGE A CORPORATION'S EXISTING EQUIPMENT INFRASTRUCTURE. THE COMPANY'S LEGACY DIVISION OFFERS SOLUTIONS FOR IBM MID-RANGE-TO-PC AND LAN CONNECTIVITY, AND PRINTING SOLUTIONS THAT ARE OPERATING SYSTEM INDEPENDENT.

SURF COMMUNICATION SOLUTIONS, AN AFFILIATED COMPANY, DEVELOPS AND SUPPLIES SOFTWARE-BASED ACCESS SOLUTIONS THAT ARE INTEGRATED INTO MANUFACTURERS' ORIGINAL EQUIPMENT IN THE TELECOMMUNICATIONS, DATA COMMUNICATIONS, TELEPHONY, AND CONSUMER ELECTRONICS INDUSTRIES.


THIRD QUARTER 2002 - CONSOLIDATED STATEMENT OF OPERATION:

Revenues for the third quarter of 2002 were $2.14 million, generated mainly from BOScom core product sales of IBM mid-range-to-PC and LAN connectivity solutions and IP Telephony equipment. This represents a 19% decline compared to $2.64 million for the second quarter of 2002, and a growth of 46% compared to the third quarter of 2001.

Gross profit for the third quarter of 2002 was $1.56 million. This represents a 21% decline compared to $1.97 million for the second quarter of 2002, and a growth of 51% over third quarter 2001.

Selling, marketing, general and administrative expenses for the third quarter of 2002 totaled $1.96 million, compared to $1.90 million during the second quarter of 2002 and $1.42 million for the third quarter of 2001.

Net loss from continuing segments for the third quarter of 2002 totaled $351,000 compared to net income of $227,000 for the second quarter of 2002, and $261,000 loss for the third quarter of 2001.

The loss related to the discontinued segment for the third quarter of 2002 amounted to $1.64 million, compared to a loss of $316,000 for the second quarter of 2002 and a $970,000 loss for the third quarter of 2001.

Net loss for the third quarter of 2002 totaled $1.99 million ($0.16 per share), compared to a net loss of $89,000 ($0.01 per share) for the second quarter of 2002 and a $1.25 million loss for the third quarter of 2001 ($0.10 per share)

Israel (Izzy) Gal, B.O.S.' CEO said: "Sales of our core business products are increasing steadily. The Company boosted sales by 46% compared to the third quarter of 2001. Although most of the revenues were contributed by the Company's computer communications activity, we've experienced good acceptance and growth with our IP telephony products as well."

THIRD QUARTER 2002 - PRO-FORMA:

The Pro-Forma Statement of Operation results are net of goodwill amortization, restructuring costs, expenses related to previous years, and other expenses (see section (a) on the Pro-Forma Statement of Operation).

B.O.S. - BETTER ON-LINE SOLUTIONS LTD.

The net loss from continuing segments for the third quarter of 2002 totaled $301,000, compared to net income of $272,000 for the first quarter of 2002.

The pro forma net loss related to the discontinued segment for the third quarter of 2002 amounted to $827,000, compared to a loss of $608,000 for the second quarter of 2002.

Net pro-forma loss for the third quarter of 2002 totaled $1.13 million (or $0.09 per share), compared to a net pro-forma loss of $336,000 (or $0.03 per share) for the second quarter of 2002.

For further information, please contact Mr. Noam Yellin, at Tel. +972-3-527-4949 NYELLIN@NETVISION.NET.IL.

BOS Websites: WWW.BOSWEB.COM and WWW.BOSCOM.COM .

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION.

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.

                          CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                            U.S. DOLLARS IN THOUSANDS

                                           SEPTEMBER 30,     DECEMBER 31,
                                               2002              2001
                                           ------------      ------------
                                            UNAUDITED
                                           ------------
                ASSETS

CURRENT ASSETS:
Cash and cash equivalents                    $  5,096           $ 8,325
Restricted cash                                   700                 -
Trade receivables                               1,768             1,495
Other accounts receivable and
  prepaid expenses                                405               550
Inventories                                       565               307
                                             --------          --------
TOTAL CURRENT ASSETS                            8,534            10,677
                                             --------          --------
LONG-TERM INVESTMENTS:
Long term marketable securities                 3,045             2,884
Long term prepaid expenses                         17                87
Other investment                                2,042             2,042
                                             --------          --------
TOTAL LONG-TERM INVESTMENTS                     5,104             5,013
                                             --------          --------
PROPERTY AND EQUIPMENT, NET                     1,108             1,296
                                             --------          --------
OTHER ASSETS, NET                                 601               711
                                             --------          --------
ASSETS RELATED TO DISCONTINUING SEGMENT         4,934            13,070
                                             --------          --------
TOTAL ASSETS                                 $ 20,281          $ 30,767
                                             ========          ========

  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit and current
  maturities of long term loan               $      -          $    286
Trade payables                                    919               448
Accrued and other liabilities                   2,799             2,935
                                             --------          --------
TOTAL CURRENT LIABILITIES                       3,718             3,669
                                             --------          --------
ACCRUED SEVERANCE PAY                             223               280
                                             --------          --------
LIABILITIES RELATED TO
  DISCONTINUING SEGMENT                         6,661            10,340
                                             --------          --------
SHAREHOLDERS' EQUITY:
Share capital                                   3,632             3,628
Additional paid-in capital                     41,037            41,011
Deferred stock compensation                        59                59
Accumulated deficit                           (35,049)          (28,220)
                                             --------          --------
TOTAL SHAREHOLDERS' EQUITY                      9,679            16,478
                                             --------          --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $ 20,281          $ 30,767
                                             ========          ========

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
           U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                             THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                SEPTEMBER 30,                          SEPTEMBER 30,                YEAR ENDED
                                      -------------------------------          -----------------------------       DECEMBER 31,
                                         2002                2001                 2002              2001               2001
                                      -----------         -----------          -----------       -----------       -----------
                                                                     UNAUDITED
                                      ----------------------------------------------------------------------
Revenues                              $     2,145         $     1,469          $     6,550       $     4,980       $     6,042
Cost of revenues                              582                 432                1,600             1,412             2,255
                                      -----------         -----------          -----------       -----------       -----------

Gross profit                                1,563               1,037                4,950             3,568             3,787
                                      -----------         -----------          -----------       -----------       -----------

Operating expenses:
  Research and development, net               538                 152                1,555             1,201             1,757
  Sales and marketing                         772                 926                2,108             3,499             4,663
  General and administrative                  647                 340                1,872             1,676             1,839
                                      -----------         -----------          -----------       -----------       -----------

Total operating expenses                    1,957               1,418                5,535             6,376             8,259
                                      -----------         -----------          -----------       -----------       -----------

Operating loss                               (394)               (381)                (585)           (2,808)           (4,472)
Financial income, net                          93                 185                  278               438               479
Restructuring costs                             -                   -                    -                 -              (143)
Amortization of goodwill                      (50)                (45)                (140)             (135)             (208)
Other expenses                                  -                 (20)                 (58)              (20)             (287)
                                      -----------         -----------          -----------       -----------       -----------

Loss before minority interest in             (351)               (261)                (505)           (2,525)           (4,631)
  losses of an affiliated company

Minority interest in losses of
  of an affiliated company                      -                 (18)                   -            (1,016)                -
                                      -----------         -----------          -----------       -----------       -----------

Net loss from continuing segments            (351)               (279)                (505)           (3,541)           (4,631)

Net loss related to discontinuing
  segment                                  (1,639)               (970)              (6,324)           (3,617)           (8,339)
                                      -----------         -----------          -----------       -----------       -----------

Net loss                              $    (1,990)             (1,249)         $    (6,829)           (7,158)      $   (12,970)

Basic and diluted net loss per
  share from continuing segment       $     (0.03)        $     (0.02)         $     (0.04)      $     (0.29)      $     (0.38)
                                      ===========         ===========          ===========       ===========       ===========

Basic and diluted net loss per share
  from discontinuing segment          $     (0.13)        $     (0.08)         $     (0.51)      $     (0.29)      $     (0.67)
                                      ===========         ===========          ===========       ===========       ===========

Basic and diluted net loss per share  $     (0.16)        $     (0.10)         $     (0.55)      $     (0.58)      $     (1.05)
                                      ===========         ===========          ===========       ===========       ===========

Weighted average number of shares
  used in computing basic and
  diluted loss per share               12,402,524          12,387,524           12,402,524        12,387,524        12,387,524
                                      ===========         ===========          ===========       ===========       ===========

                     B.O.S. - BETTER ON-LINE SOLUTIONS LTD.

                 PRO-FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
           U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                             THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                SEPTEMBER 30,                          SEPTEMBER 30,
                                      -------------------------------          -----------------------------       DECEMBER 31,
                                         2002                2001                 2002              2001               2001
                                      -----------         -----------          -----------       -----------       -----------
                                                                     UNAUDITED
                                      ----------------------------------------------------------------------
Revenues                              $     2,145         $     1,469          $     6,550       $     4,980       $     6,042
Cost of revenues                              582                 432                1,600             1,412             1,164
                                      -----------         -----------          -----------       -----------       -----------

Gross profit                                1,563               1,037                4,950             3,568             4,878
                                      -----------         -----------          -----------       -----------       -----------
Operating expenses:
  Research and development, net               538                 152                1,555             1,201             1,757
  Sales and marketing                         772                 926                2,108             3,499             4,663
  General and administrative                  647                 340                1,872             1,676             1,839
                                      -----------         -----------          -----------       -----------       -----------

Total operating expenses                    1,957               1,418                5,535             6,376             8,259
                                      -----------         -----------          -----------       -----------       -----------

Operating loss                               (394)               (381)                (585)           (2,808)           (3,381)
Financial income, net                          93                 185                  278               438               479
Other expenses                                  -                 (20)                 (58)              (20)              (87)
                                      -----------         -----------          -----------       -----------       -----------

Net loss from continuing segments            (301)               (216)                (365)           (2,390)           (2,989)
                                      -----------         -----------          -----------       -----------       -----------

Net loss related to discontinuing
  segment                                    (827)               (262)              (1,737)           (1,436)           (3,084)
                                      -----------         -----------          -----------       -----------       -----------

Net loss                                  (1,128)                (478)              (2,102)           (3,826)           (6,073)
Basic and diluted net loss per
  share from continuing segment       $    (0.02)         $     (0.02)         $     (0.03)      $     (0.19)      $     (0.24)
                                      ===========         ===========          ===========       ===========       ===========

Basic and diluted net loss per
  share from discontinuing segment    $     (0.07)        $     (0.02)         $     (0.14)      $     (0.12)      $     (0.35)
                                      ===========         ===========          ===========       ===========       ===========

Basic and diluted net loss per share  $     (0.09)        $     (0.04)         $     (0.17)      $     (0.31)      $     (0.49)
                                      ===========         ===========          ===========       ===========       ===========

Weighted average number of shares
  used in computing basic and diluted
  net loss per share                   12,402,524          12,387,524           12,402,524        12,387,524        12,387,524
                                      ===========         ===========          ===========       ===========       ===========

(a)  The pro forma results are net of
     the following:
     Amortization of goodwill                (862)               (753)              (4,898)           (2,243)          (2,993)
     Restructuring costs                        -                   -                  171                 -           (1,772)
     Inventory write off                        -                   -                    -                 -             (664)
     Other expenses                             -                   -                    -               (73)             (84)
     Expenses related to
       previous      years                      -                   -                    -                 -           (1,273)
     Minority interest in loss of an
       affiliated company                       -                 (18)                   -            (1,016)               -


                                                          - - - - - - - - - -